

November 29, 2012

Via E-mail
Susan R. McFarland
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **Re:** **Federal National Mortgage Association**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012 and Amended March 9, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 7, 2012**
> **Response dated August 30, 2012**
> **File No. 000-50231**

Dear Ms. McFarland:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K/A Filed March 9, 2012

Item 11. Executive Compensation

Information Regarding Undisclosed Profitability and Credit Quality Metrics, page 13

1.   We note in response to prior comment 13 from our letter dated August 3, 2012 that you committed to include a more detailed discussion in future filings regarding the difficulty or likelihood of achieving targets. Please provide us the disclosure as it would have appeared in this year's filing. Alternatively, provide proposed disclosure about the difficulty or likelihood of achieving targets for your 2012 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

Total Loss Reserves, page 18

2.   You state that you enhanced your collective single-family loss reserve to reflect more recent experience of default expectations including incorporating current credit bureau data, which had the effect of reducing your allowance for loan losses by $1.5 billion in the third quarter of 2012. We note your response filed November 17, 2011 to prior comment 16 from our letter dated September 30, 2011 discussing how refreshed FICO scores are considered in your loan loss model and your ability to disclose refreshed scores. Please tell us whether your model changes during the third quarter now include the use of refreshed FICO scores as a primary credit quality indicator. If so, please revise Table 33 in your future filings to include refreshed FICO scores for your single-family loan portfolio.

Provision for Credit Losses, page 25

3.   We note your disclosure on page 28 that during the third quarter of 2012 you increased the number of loans you classified as TDRs to include those loans where the borrower used the bankruptcy process to receive a discharge of the mortgage debt or to cure a mortgage delinquency over time. You disclose on page 107 that the increase in TDRs included 170,000 loans with a recorded investment of $22.9 billion. You also state in footnote two of Table 12 that $12.7 billion of TDRs on accrual status related to these bankruptcy relief loans. Please provide us with the following information regarding the TDRs due to bankruptcy relief:

- The total amount of these types of loans already classified as impaired and/or non-accrual prior to classification as a TDR;

- The percentage of the $22.9 billion TDRs that were current on payments as of September 30, 2012 and clarify whether your non-accrual policy for these TDRs is the same as that described for your other loans on page 101; and

- The portion of the new TDRs where the allowance was measured based on the present value of expected future cash flows (versus based on the collateral value) and whether any of these loans had begun the foreclosure process or were considered probable of foreclosure. If so, explain how you evaluate whether a loan is probable of foreclosure.

Note 1. Summary of Significant Accounting Policies, page 92

Impact of U.S. Government Support, page 93

4.   We note your disclosure that you entered into an amendment to the senior preferred stock agreement with the Treasury. We also note the terms of the amendment included a change to the dividends paid beginning in 2013 and the suspension of the periodic commitment fee. Please address the following in your response and in your future filings:

- Tell us how you plan to account for the amendment to the preferred stock agreement and provide us with your accounting analysis for treatment as a modification versus extinguishment, as well as your analysis of any related earnings per share impact. As part of your response, please tell us how you considered the guidance in ASC 470-50-40 and ASC 718-20-35-3.

- Your accounting policy for the dividends and when you will record the cost given the variable dividend terms. As part of your response, please tell us how you considered the guidance in ASC 505-10-S99-7 for increasing rate preferred stock affected by variable stated dividend rates.

Allowance for Loan Losses and Reserve for Guaranty Losses, page 96

5.   We note your response to prior comment 15 from our letter dated August 3, 2012 and your disclosure regarding the misstatements in your allowance for loan losses and reserve for guaranty losses recorded during the six-months ended June 30, 2012. Please explain to us in greater detail the three adjustments for $420 million, $128 million, and $209 million recorded during the period and how each misstatement was identified. As part of your response, please provide your analysis supporting your conclusion that you do not have a material weakness with respect to the accounting for the allowance for loan losses and reserve for guaranty losses as of December 31, 2011 and discuss any new processes or procedures you have put in place to prevent these types of errors from recurring in the future.

         You may contact Lindsay McCord at (202) 551-3417 or Stephanie J. Ciboroski at (202) 551- 3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

                                                            Sincerely,

                                                            /s/ Suzanne Hayes
                                                            Suzanne Hayes
                                                            Assistant Director